                                                                  Exhibit (A)(8)

               [LOGO OF SUN HEALTHCARE GROUP, INC. APPEARS HERE]


                                               Contacts: Phyllis Goodman (media)
                                                  Marjorie Goldstein (investors)
                                                                    505-821-3355

                               101 SUN LANE, NE
                         ALBUQUERQUE, NEW MEXICO 87109

            SUN HEALTHCARE GROUP TO ACQUIRE REGENCY HEALTH SERVICES
                               FOR $589 MILLION

                Transaction Will Move Sun to Top-Three Ranking
                      Among U.S. Long-Term Care Providers

Albuquerque, N.M., and Tustin, Calif., July 27, 1997 -- Sun Heathcare Group, Inc. (NYSE:SHG) and Regency Health Services, Inc. (NYSE:RHS) announced today that the companies have signed a definitive agreement under which Sun will acquire all of the outstanding shares of Regency for $22 per share, or approximately $369 million in cash. In addition, approximately $220 million of Regency debt will be assumed or refinanced, putting the value of the total transaction at approximately $589 million. Regency is an operator of skilled nursing facilities and a diversified provider of rehabilitation therapy, institutional pharmacy and home health services.

     Regency presently operates 116 inpatient facilities (including 46 with subacute specialty units), 26 outpatient rehabilitation therapy clinics, and eight institutional pharmacies. Regency currently has rehabilitation therapy contracts with 202 facilities and pharmacy contracts with 164 facilities. Regency's projected total revenues for 1997 are approximately $670 million.

     Pursuant to the merger agreement, which was unanimously approved by each of Sun's and Regency's board of directors, Sun will commence a tender offer for all of the outstanding shares of Regency within five business days. Upon completion of the tender offer, the merger agreement provides that shares of Regency not tendered will be acquired in a merger at the same price per share in cash. Smith Management Company and its affiliates, Regency's largest shareholder group, have agreed to tender their shares, which constitute 25 percent of Regency's common stock pursuant to the tender offer. In addition, certain officers and directors have agreed to tender their shares.

     Sun has obtained a long-term financing commitment of approximately $1 billion through
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NationsBank of Texas, N.A., the lead lender in Sun's existing credit facility, to provide financing for the Regency acquisition, satisfy outstanding credit facility obligations and provide for ongoing working capital needs. Depending on market conditions, Sun subsequently plans to replace a portion of the NationsBank financing through a combination of equity and debt offerings.

       The merger will be accounted for on a purchase accounting basis. The offer is subject to the tender of at least a majority of Regency's shares on a fully diluted basis, the consent of a majority of Regency's existing subordinated debt holders, and other customary conditions including required government approvals. The offer is not subject to Sun's arranging for financing as a condition for closing.

       Sun expects to complete the merger with Regency during the fourth quarter of 1997, and expects the transaction to be accretive in 1998. No changes will be made to Sun's board of directors and no significant changes are expected to be made to Sun's senior management.

       Upon completion of the Regency acquisition, and Sun's pending acquisition of Retirement Care Associates, Inc., Sun will operate 510 long-term care facilities in the United States and the United Kingdom, with a total of 49,141 beds, and 47 assisted living facilities, with 4,583 units. Considering both acquisitions, Sun expects annualized revenues in excess of $3 billion in 1998, and will employ more than 72,000 people in the United States and the United Kingdom.

       Sun expects to realize significant business synergies for the acquisition of Regency, including the following:

       1. Sun's assimilation of Regency's corporate operations is expected to result in a significant reduction in combined general and administrative expense.

       2. The addition of Regency's 116 inpatient facilities provides immediate opportunities to expand Sun's pharmacy, medical supply, therapy and ancillary service businesses.

       3. Sun expects to leverage its infrastructure and management expertise to achieve enhanced efficiencies and improved operational performance in Regency's contract therapy business.

       4. The combination of Sun's and Regency's pharmacy businesses will create

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     significant economies of scale and operating efficiencies.

     Andrew L. Turner, Sun's chairman and chief executive officer, said, "The acquisition of Regency will significantly increase our facility operations and revenues and substantially improve our administrative efficiency. By every important objective measure -- facility operations, revenues or contracts -- Sun will become one of the three largest providers of long-term care services in the country."

     John W. Adams, president of Smith Management Company and chairman of Regency, stated, "We are supportive of the transaction completely, which is demonstrated by the commitment to tender our shares."

     Richard K. Matros, president and chief executive officer of Regency, noted, "The addition of Regency's dedicated and skilled employees to Sun's operations, combined with the size, strength and market presence of the newly created entity, will enhance the company's ability to succeed in the dynamic environment of the evolving long-term care industry."

     Sun has engaged Schroder & Co., Inc. as financial advisor for the transaction; Regency has engaged Smith Barney.

     Headquartered in Albuquerque, N.M., Sun is a diversified international long-term care provider. Sun companies operate long-term care facilities and pharmacy services across the United States and in the United Kingdom. Sun subsidiaries also provide therapy services in the United States, fulfill the medical supply needs of nursing homes, and offer a comprehensive array of ancillary services for the healthcare industry.

     Regency, a national healthcare provider with headquarters in Tustin, Calif., offers acute rehabilitation, subacute care, skilled nursing, neurological care and other specialized long-term care and outpatient services. The company has licensed beds in California, Ohio, West Virginia, North Carolina and Tennessee, and home health services in 23 locations in two states. It also offers contract rehabilitation therapy services and institutional pharmacy services.

     Except for historical information, all other matters in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, those detailed from time to time in the company's SEC filings, which include Sun's and Regency's annual reports on Form 10-K for the fiscal year ended December 31, 1996.

                                      ##

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                              STATISTICAL SUMMARY

--------------------------------------------------------------------------------

                                            Sun         Retirement      Regency       COMBINED
                                         Healthcare        Care         Health
                                           Group        Associates      Services
                                                           and
                                                         Contour
                                                         Medical
------------------------------------------------------------------------------------------------
Long-term care facilities                   311           83               116           510
------------------------------------------------------------------------------------------------
Long-term care beds                        29,122       8,526             11,493       49,141
------------------------------------------------------------------------------------------------
Assisted living facilities                    5           42                 0           47
------------------------------------------------------------------------------------------------
Assisted living units                        514        4,069                0          4,583
------------------------------------------------------------------------------------------------
Facilities served through                   1,012        83*                202         1,297
therapy contracts
------------------------------------------------------------------------------------------------
Facilities served through                    537        125*                164          826
pharmacy contracts
------------------------------------------------------------------------------------------------
Facilities served through                    183*      1,400                116*        1,699
medical supply contracts
------------------------------------------------------------------------------------------------
Acute hospital specialty supply contracts     0          550                 0           550
------------------------------------------------------------------------------------------------
Outpatient rehabilitation clinics            43           0                  26           69
------------------------------------------------------------------------------------------------
Home health service locations                 0           0                  23           23
------------------------------------------------------------------------------------------------
Total employees                             48,500      7,700             16,000       72,200
------------------------------------------------------------------------------------------------
       *Expected synergies